FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

26 May 2011

HSBC BANK MALAYSIA BERHAD
RESULTS FOR THE QUARTER ENDED 31 MARCH 2011 - HIGHLIGHTS

•    Profit before tax for the three months ended 31 March 2011 was MYR295m, marginally lower than in the same period in 2010 as steeper operating expenses and loan impairment charges offset the growth in operating income.

•     Operating income grew to MYR641m, an increase of MYR44m or 7.3% compared with the same period in 2010. This was mainly due to higher income from Islamic banking operations of MYR95m, an increase of MYR18m or
       23.4%, and higher trading profits of MYR149m, an increase of MYR15m or 11.4%.

• Loan impairment charges and other credit risk provisions increased by MYR19m or 64.1% to MYR49m for the three months ended 31 March 2011 compared with the same period in 2010.

• Cost efficiency ratio for the three months ended 31 March 2011 deteriorated to 46.3% from 45.3% for the same period in 2010.

• Total assets of MYR66.5bn at 31 March 2011 increased from MYR63.8bn at 31 December 2010 (31 March 2010: MYR58.1bn).

•    Core capital ratio and risk-weighted capital ratio (net of proposed dividends) remain strong at 9.1% and 13.2% respectively at 31 March 2011. This was slightly lower compared with 9.6% and 13.7% respectively at 31 December
     2010 (31 March 2010: 10.7% and 13.3% respectively) as risk weighted assets increased 4.7% to MYR40.0bn (31 December 2010: MYR38.2bn; 31 March 2010: MYR31.1bn) in line with the growth in the balance sheet.

The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.

Commentary

Mukhtar Hussain, Deputy Chairman and Chief Executive Officer of HSBC Bank Malaysia Berhad ('the Bank') and Global CEO, HSBC Amanah, commented:

"We recorded a healthy increase of MYR44m or 7.3% in operating income, primarily on increased income from our Islamic banking operations, better trading profits and higher net interest income. There was a marginal dip in profits, due to higher operating expenses and higher collective impairment provisions on loans, advances and financing that increased in line with the demand for credit, but we are confident that our financial performance will improve over the remaining part of the financial year."

"We remain optimistic on the bank's prospects as the Malaysian economy is expected to expand around 5% this year, sustained by strong domestic demand. The public sector continues to be supportive of domestic growth with the implementation of various infrastructure development projects outlined in the Economic Transformation Programme and the Tenth Malaysia Plan. We are anticipating an increase in companies tapping the market for funds for these projects and are looking to capitalise on this."

Financial Commentary

HSBC Bank Malaysia Berhad reported profit before tax of MYR295m in the first three months of 2011 (MYR297m for the same period in 2010), a decrease of 0.6% or MYR2m compared with the same period last year. This was despite an increase in operating income of MYR44m or 7.3% compared with the corresponding financial period as higher operating expenses (up MYR26m) and loan impairment charges (up MYR19m) offset the increase in operating income and contributed to the decline in profit before tax.

Other operating expenses for the three months ended 31 March 2011 increased by 9.6% or MYR26m to MYR297m compared with MYR271m for the same period in 2010, mainly due to higher general administrative expenses (up MYR16m or 19.7%) and personnel expenses (up MYR12m or 8.8%). General administrative expenses were higher mainly on increased recharges for Group Marketing Support services, while higher personnel expenses were in line with the increase in headcount due to expansion of the business.

Loan impairment charges and other credit risk provisions for the three months ended 31 March 2011 increased by MYR19m or 64.1% against the corresponding period in 2010, mainly on higher collective impairment provisions (up MYR16m) due to the expansion in the gross loans, advances and financing base.

Operating income grew to MYR641m, an increase of MYR44m or 7.3% compared with the same period in 2010. This was mainly due to higher income from Islamic banking operations of MYR95m, an increase of MYR18m or 23.4%, higher trading profits of MYR149m, an increase of MYR15m or 11.4%, and higher net interest income of MYR279m, an increase of MYR11m or 4.1%.

Income from Islamic banking operations showed strong growth as Islamic financing continues to gain momentum in the local and international financial industry while increased trading profits were primarily from higher net interest income on financial assets held-for-trading and higher foreign currency gains that were partly offset by lower gains from trading in derivatives. Meanwhile, net interest income rose on account of the rising interest rate environment and larger gross loans, advances and financing base.

Total assets increased by MYR2.7bn or 4.2% to MYR66.5bn compared with 31 December 2010, in tandem with the increase in deposits from customers of MYR3.0bn or 6.3% (31 March 2011: MYR51.4bn; 31 December 2010: MYR48.3bn). Gross loans, advances and financing at 31 March 2011 stood at MYR36.2bn, MYR1.2bn or 3.4% higher than the MYR35.0bn recorded at 31 December 2010.

Note to editors:

HSBC Bank Malaysia Berhad
HSBC Bank Malaysia Berhad is a wholly-owned subsidiary of the HSBC Group. HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Unaudited Condensed Statements of Financial Position as at 31 March 2011

	Group		Bank
Figures in MYR '000s	31 Mar 2011	31 Dec 2010	31 Mar 2011	31 Dec 2010

Assets
Cash and short-term funds	14,926,152	11,815,604	13,385,581	10,658,860
Securities purchased under resale agreements	5,403,612	6,467,863	5,403,612	6,467,863
Deposits and placements with banks and other financial institutions	732,932	330,981	2,123,394	1,471,815
Financial assets held-for-trading	3,027,650	4,895,060	2,885,058	4,747,054
Financial investments available-for-sale	4,142,084	3,400,090	3,816,353	3,069,425
Loans, advances and financing	35,245,717	34,076,044	30,322,741	29,439,768
Other assets	2,181,692	2,024,019	2,157,633	1,979,356
Statutory deposits with Central Bank	249,627	221,827	210,098	187,098
Investments in subsidiary companies	-	-	660,021	660,021
Property and equipment	315,681	318,481	299,722	302,056
Intangible assets	59,824	60,621	58,947	59,122
Deferred tax assets	166,233	168,344	146,923	150,342
Total assets	66,451,204	63,778,934	61,470,083	59,192,780

Liabilities
Deposits from customers	51,373,563	48,339,424	47,297,558	44,556,909
Deposits and placements of banks and other financial institutions	5,960,835	6,853,048	5,265,380	6,261,536
Bills and acceptances payable	355,395	429,229	350,052	423,698
Other liabilities	3,241,127	2,436,128	3,191,473	2,358,496
Recourse obligation on loans sold to National Mortgage Corporation	236,339	374,991	236,339	374,991
Provision for taxation	75,0588	103,158	66,981	98,710
Subordinated bonds	999,636	1,003,039	999,636	1,003,039
Total liabilities	62,241,953	59,539,017	57,407,419	55,077,379

Equity
Share capital	114,500	114,500	114,500	114,500
Reserves	4,094,751	3,875,417	3,948,164	3,750,901
Proposed dividend	-	250,000	-	250,000
Total equity attributable to shareholder of the Bank	4,209,251	4,239,917	4,062,664	4,115,401

Total liabilities and equity	66,451,204	63,778,934	61,470,083	59,192,780

Commitments and contingencies	104,288,703	87,503,362	102,086,802	85,680,212

 Unaudited Condensed Statements of Comprehensive Income
For the financial period ended 31 March 2011

	Group		Bank
Figures in MYR'000s	31 Mar 2011	31 Mar 2010	31 Mar 2011	31 Mar 2010

Revenue	906,088	785,206	821,683	728,154

Interest income	518,209	438,817	527,835	445,962
Interest expense	(239,197)	(170,715)	(239,197)	(170,715)
Net interest income	279,012	268,102	288,638	275,247

Fee and commission income	118,397	113,023	118,397	113,023
Fee and commission expense	(4,183)	(6,839)	(4,183)	(6,839)
Net fee and commission income	114,214	106,184	114,214	106,184

Net trading income	149,394	134,105	149,394	134,105
Income from Islamic banking operations	94,780	76,824	-	-
Other operating income	3,579	12,245	26,057	35,064
Operating income before impairment losses	640,979	597,460	578,303	550,600

Loans/financing impairment charges and other credit risk provisions	(49,485)	(30,163)	(28,270)	(18,968)
Net operating income	591,494	567,297	550,033	531,632

Other operating expenses	(296,585)	(270,631)	(283,887)	(256,645)
Profit before income tax expense	294,909	296,666	266,146	274,987

Income tax expense	(74,852)	(75,225)	(68,439)	(70,810)
Profit for the period	220,057	221,441	197,707	204,177

Other comprehensive income
Fair value reserve
- Change in fair value	(8,627)	(4,821)	(8,256)	(3,576)
- Amount transferred to profit or loss	(256)	(4,614)	(256)	(4,614)
Income tax relating to components of other comprehensive income	2,212	1,960	2,120	2,051
Other comprehensive income for the period, net of income tax	(6,671)	(7,475)	(6,392)	(6,139)

Total comprehensive income for the period	213,386	213,966	191,315	198,038

Profit attributable to shareholders of the Bank	220,057	221,441	197,707	204,177
Total comprehensive income attributable to shareholders of the Bank	213,386	213,966	191,315	198,038

Basic earnings per MYR0.50 ordinary share	96.1 sen	96.7 sen	86.3 sen	89.2 sen

Dividends per MYR0.50 ordinary share (net)
- paid in respect of prior year	109.2 sen	109.2 sen	109.2 sen	109.2 sen

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 26 May, 2011